EXHIBIT  A



PRESS  RELEASE
CONTACT:          GEORGE  STEEL
          SCIENTIFIC  SOFTWARE-INTERCOMP,  INC.
          (303)  292-1111
          EMAIL:    GEORGES@SSII.COM
SSI ANNOUNCES DEFINITIVE AGREEMENT WITH BAKER HUGHES OILFIELD OPERATIONS, INC. FOR THE ACQUISITION OF SCIENTIFIC SOFTWARE-INTERCOMP, INC.

DENVER, COLORADO, 18 JUNE 1998Scientific Software-Intercomp, Inc. (SSI: SSFT) announced that it has entered into a definitive agreement with Baker Hughes Oilfield Operations, Inc. for Baker Hughes to acquire all of the outstanding common shares of SSI, which will result in Baker Hughes acquiring SSI's ongoing Exploration and Production (E&P) consulting and reservoir software businesses. Baker Hughes Oilfield Operations, Inc. is a wholly owned subsidiary of Baker Hughes Incorporated (BHI: NYSE, PCX, EBS).
The parties had previously entered into an initial agreement which was replaced by the definitive agreement. At the time of the announcement of the initial agreement, the Company advised that it believed that stockholders would receive $.49 per common share subject to possible downward adjustment based upon the results of Baker Hughes' continuing due diligence. As a result of the due diligence the definitive agreement now provides for a payment of $.44 per common share.
The definitive agreement is subject to the approval of SSI's shareholders, on a date to be announced, and to certain other conditions to be completed by closing. Closing of the transaction is expected in the third quarter of this year.
SSI provides reservoir solutions and software to the petroleum industry worldwide.
Baker Hughes is a leading provider of products and services for the oil, gas and process industries.